

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 25, 2007

Via U.S. mail and facsimile

Mr. Michael W. Hawkins
Chief Executive Officer
Alternative Construction Technologies, Inc.
2910 Bush Drive
Melbourne, FL 32935

> **Re: Alternative Construction Technologies, Inc.**
> **Registration Statement on Form SB-2**
> **Filed August 27, 2007**
> **File No. 333-145718**
>
> **Form 10-K for the year ended December 31, 2006**
> **Filed April 10, 2007**
> **File No. 333-128191**
>
> **Forms 10-Q for the quarters ended June 30, 2007 and March 31, 2007**
> **Filed August 2, 2007 and May 10, 2007, respectively**
> **File No. 333-128191**

Dear Mr. Hawkins:

   We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1. We note that you are registering shares of common stock underlying convertible notes and warrants that have not yet been issued. In this regard, we note Section 1(c) of the securities purchase agreement and the disclosure on the cover page of the registration statement and the prospectus, as well as under "Warrants" on page 33. We also note that the unissued convertible notes and warrants are referred to as the "Call Debentures" and "Call Warrants". Please be advised that in order to register the shares of common stock underlying the Call Debentures and Call Warrants, the private placement must be complete and the investors must have been at market risk at the time you filed the original registration statement. As such, it is our position that the investors must be irrevocably bound to purchase the securities and no conditions to the purchase obligation may be within the control of an investor. Please refer to paragraph (b) of Interpretation 3S of the Securities Act Sections of the March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations. It appears that the decision to purchase the Call Debentures and the Call Warrants is within the sole discretion of the investors. Please provide us with a detailed analysis to support a finding that the private placement of the securities is complete and registration of the underlying shares is permissible at this time.

2. We note that it appears you are registering shares of common stock that may be issued on account of interest or anti-dilution adjustments. In this regard, we note the disclosure in the first paragraph on the cover page of the prospectus. Please be advised that you may only register these additional shares of common stock if the number of shares issuable under the notes and warrants cannot be determined. In such a case, you may only register a number of shares representing a good faith estimate of the number of issuable shares. Please revise accordingly and provide us with your analysis as to the good faith estimate. In addition, please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

3. We note that you are registering shares of common stock underlying convertible notes and warrants issued in the June 2007 private placement. Given the size of the offering of these shares by the selling security holders relative to the number of outstanding shares held by non-affiliates, the offering appears to be a primary offering. Because you are ineligible to conduct a primary offering on Form S-3, you may not conduct an at the market primary offering in accordance with Rule 415(a)(4) of Regulation C for these shares. You must:

- File a registration statement for the "resale" offering at the time of each note conversion and warrant exercise because you are ineligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x).

- Identify the selling security holders as underwriters in the registration statement.

- Include the price at which the underwriters will sell the securities.

Alternatively, you may proceed with the offering under this registration statement by either (i) removing the shares from the registration statement or (ii) identifying the selling security holders as underwriters and including a fixed price at which the selling security holders will sell the shares.

4.   Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

5.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling security holder, any affiliate of a selling security holder, or any person with whom any selling security holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling security holders and any of their affiliates in the first year following the sale of convertible notes.

6.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling security holders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

- the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

- the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

  o if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

  o if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the notes);

- the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

- the total possible shares the selling security holders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling security holders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

7.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling security holders or any affiliates of the selling security holders, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    o if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    o if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

  - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

  - the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

  - the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

    - the gross proceeds paid or payable to the issuer in the convertible note transaction;

    - all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment five above;

    - the resulting net proceeds to the issuer; and

    - the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling security holders or any affiliates of the selling security holders that is disclosed in response to comments six and seven above.

    Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments [as disclosed in response to comment five above] and the total possible discount to the market price of the shares underlying the convertible note [as disclosed in response to comment six above] divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

9. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

    - the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling security holders, affiliates of the company, or affiliates of the selling security holders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling security holders, affiliates of the company, or affiliates of the selling security holders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

10. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling security holders, affiliates of the company, and affiliates of the selling security holders;

- the number of shares registered for resale by the selling security holders or affiliates of the selling security holders in prior registration statements;

- the number of shares registered for resale by the selling security holders or affiliates of the selling security holders that continue to be held by the selling security holders or affiliates of the selling security holders;

- the number of shares that have been sold in registered resale transactions by the selling security holders or affiliates of the selling security holders; and

- the number of shares registered for resale on behalf of the selling security holders or affiliates of the selling security holders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

11. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling security holders – any of the selling security holders have an existing short position in the company's common stock and, if any of the selling security holders have an existing short position in the company's stock, the following additional information:

  o the date on which each such selling security holder entered into that short position; and

  o the relationship of the date on which each such selling security holder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

12. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling security holders, any affiliates of the selling security holders, or any person with whom any selling security holder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Cover Page of Prospectus

13. Please limit the cover page to one page. See Item 501(a) of Regulation S-B.

14. We note the disclosure in the second sentence of the first paragraph and have the following comments:

- The share amounts do not total 4,560,414. Please revise or advise.

- We note the statement "shares of our common stock that may be issued on account of any interest or anti-dilution adjustments relating to the debentures." This statement appears to be incomplete. Please advise or revise.

- Please revise the warrants disclosure to reflect the Call Warrants.

- Please revise the disclosure throughout the filing regarding the transaction to clearly discuss the Call Debentures and the Call Warrants.

15. Please disclose the market price of the common stock as of the most recent practicable date.

Executive Compensation, page 28

16. Please provide the information required by Items 402(d) and 402(f) of Regulation S-B.

Summary Compensation Table, page 28

17. Please provide the information required by Item 402(b) of Regulation S-B for the principal executive officer. In this regard, we note that the $100,000 threshold on

disclosure does not apply to the principal executive officer. Refer to Instruction 1 to Item 402(a)(2) of Regulation S-B.

Organization Within The Past Five Years, page 29

18. Please either disclose the information required by Item 404 of Regulation S-B in this section or provide clear cross-references to the location of this information in the prospectus.

Certain Relationships and Related Transactions, page 29

19. Please file each agreement and document discussed in this section as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

20. We note the disclosure in the third paragraph regarding the consulting agreement. Please disclose the specific revenue and/or profitability levels bonus amounts.

21. We note the disclosure in the fifth paragraph regarding the compliance consulting agreement. Please briefly discuss the rate increase and conversion clauses.

22. We note that there are several transactions discussed under "Item 12" in the Form 10-K for the year ended December 31, 2006 that are not discussed in this section. Please advise or revise.

23. Please disclose the information required by Item 407(a) of Regulation S-B. See Item 15 of Form SB-2.

Selling Shareholders, page 30

24. We note the transactions discussed on the cover page of the prospectus relating to the series C preferred stock and the convertible notes, each issued in 2006. Please revise to discuss these transactions in this section.

25. Please disclose any position, office, or other material relationship which a selling security holder has had within the past three years with the company or any of its predecessors or affiliates. Alternatively, please provide clear cross-references to this information if it is located elsewhere in the prospectus. Refer to Item 507 of Regulation S-B.

26. Please confirm that none of the selling security holders is a broker-dealer or a broker-dealer's affiliate. If a selling security holder is a broker-dealer, please advise us as to whether the selling security holder acquired the securities as compensation for underwriting activities. Unless a broker-dealer acquired the

securities as compensation for underwriting activities, you must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling security holder is a broker-dealer.

27.   If a selling security holder is an affiliate of a broker-dealer, include disclosure that this affiliate:

- purchased in the ordinary course of business the securities being resold; and

- had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If you are unable to make the representations noted above in the prospectus, you must state in the prospectus that the selling security holder is an underwriter. In addition, language such as "may be deemed to be" an underwriter is unacceptable if the selling security is an affiliate of a broker-dealer that cannot make these representations.

28.   Please identify the natural persons with dispositive voting or investment control of each entity listed in the selling security holder table.

Legal Opinion, page 34

29.   Please disclose the information required by Item 509 of Regulation S-B.

Part II – Information Not Required In Prospectus

Item 26. Recent Sales of Unregistered Securities, page II-1

30.   Please revise to disclose the information required by Item 701 of Regulation S-B for all unregistered securities issued in the past three years, such as common and preferred stock, options and other securities convertible into or exchangeable for common stock. In this regard, we note the disclosure in Notes 12 and 13 to your annual financial statements.

Item 27. Exhibits, page II-3

31.   We note that there are several exhibits identified under "Item 13" in your Form 10-K for the year ended December 31, 2006 that are not included in this section. Please advise or revise.

Item 28. Undertakings, page II-4

32.   Please provide the undertaking required by Item 512(g)(2) of Regulation S-B.

Signatures, page II-5

33.   We note that the chief executive officer and interim chief financial officer signed
      the registration statement. Please be advised that the registration statement must
      also be signed by the controller or principal accounting officer. Please revise in
      future amendments.

Exhibit 5.1

34.   We note the statement in the first paragraph "of our common stock that may be
      issued on account of any interest or anti-dilution adjustments relating to the
      debentures." This statement appears to be incomplete. Please advise or revise.

35.   The opinion set forth in paragraph 1. references "preferred shares". This term is
      not defined in the legal opinion. Please advise or revise.

Form 10-K for the year ended December 31, 2006

Cover Page

36.   We note that you indicate that the common stock is registered pursuant to Section
      12(g). However, it does not appear it is registered, as you have not filed a Form
      8-A. Please revise or advise.

37.   Please state the aggregate market value of the voting and non-voting common
      equity held by non-affiliates computed by reference to the price at which the
      common equity was sold or the average bid and asked price of such common
      equity, as of a specified date within the past 60 days. See Form 10-KSB.

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

38.   Please disclose the information required by Item 701 of Regulation S-B. See Item
      5 of Form 10-KSB.

Item 10. Executive Compensation

39.   Please provide the information required by Item 402 of Regulation S-B. In this
      regard, we note that the $100,000 threshold does not apply with respect to the
      principal executive officer. See Instruction 1 to Item 402(a)(2) of Regulation S-B.

Item 12. Certain Relationships and Related Transactions

40.   Please disclose the information required by Item 407(a) of Regulation S-B. See
      Item 12 of Form 10-KSB.

Forms 10-Q for the quarters ended June 30, 2007 and March 31, 2007

Item 3. Controls and Procedures

41.   We note management's conclusion in the second sentence of the first paragraph as
      to whether the disclosure controls and procedures were effective. Please revise to
      disclose the conclusions of the principle executive and financial officers. Refer to
      Item 307 of Regulation S-B.

42.   We note that the description of disclosure controls and procedures in the second
      sentence of the first paragraph appears to be based on the definition of disclosure
      controls and procedures set forth in Rule 13a-15(e) under the Exchange Act. As
      described, however, the description does not fully conform to the definition in the
      Rule. Specifically, the description does not indicate that your disclosure controls
      and procedures are designed to ensure that information required to be disclosed by
      you in reports that you file or submit under the Exchange Act is accumulated and
      communicated to management, including the principal executive and financial
      officers, as appropriate to allow timely decisions regarding required disclosure.
      Please confirm this to us and revise accordingly. Alternatively, you may simply
      state that your certifying officers concluded on the applicable dates that your
      disclosure controls and procedures were effective.

43.   We note the disclosure in the third paragraph. Please revise to state clearly, if
      true, that your disclosure controls and procedures are designed to provide
      reasonable assurance of achieving their objectives and that your principal
      executive and financial officers concluded that your disclosure controls and
      procedures were effective at that reasonable assurance level. In the alternative,
      remove the reference to the level of assurance. Please refer to Section II.F.4 of
      Management's Reports on Internal Control Over Financial Reporting and
      Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No.
      33-8238, which is available on the Commission's website at www.sec.gov.

44.   We note the disclosure in the fourth paragraph. Please revise to state clearly, if
      correct, that there were no changes in your internal control over financial
      reporting that occurred during the quarter ended December 31, 2006 that have
      materially affected, or are reasonably likely to materially affect, your internal
      control over financial reporting. See Item 308(c) of Regulation S-B.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- staff comments, changes in disclosure in response to staff comments or the staff, acting pursuant to delegated authority, declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filings;

- the company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing; and

- the company and the filing persons may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Thomas G. Amon
       Law Offices of Thomas G. Amon
       500 Fifth Avenue, Suite 1650
       New York, NY 10110